NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

February 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson
Loan Lauren Nguyen

Re:	Navios Maritime Partners L.P.

Registration Statement on Form F-4

File No. 333-252139

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Navios Maritime Partners L.P. hereby requests that the effective date of the above-referenced Registration Statement on Form F-4 be accelerated so that the Registration Statement may become effective at 9:00 A.M. Eastern Time, on February 23, 2021, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so orally inform Philip Richter of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8763, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chief Executive Officer